Exhibit (a)(5)(C)

The following are excerpts from the transcript of the first quarter 2016 earnings conference call, held Tuesday, September 1, 2015 at 4:30 PM EST:

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Bill Cobb, Chief Executive Officer: Third, we are taking immediate action toward establishing this new structure as we plan to commence a “modified Dutch auction” tender offer tomorrow, September 2nd, to repurchase up to $1.5 billion of our common stock, which represents approximately 16% of the company’s current market capitalization.

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First, I’m very pleased that the Board has approved a new $3.5 billion share repurchase program. Given our current market capitalization of approximately $9 billion, this is a bold and aggressive move toward our future. Next, as part of this program, we intend to commence a “modified Dutch auction” tender offer tomorrow to repurchase up to $1.5 billion of common stock, which represents approximately 16% of the company’s current market capitalization.

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Greg Macfarlane, Chief Financial Officer: First, the Board of Directors approved a new $3.5 billion share repurchase program, effective immediately through June 2019. Under the new program, we plan to commence a “modified Dutch auction” tender offer tomorrow to purchase up to $1.5 billion of our common stock, subject to certain terms and conditions, at a price per share not less than $32.25 and not greater than $37.00. The upper end of this price range represents a 12% premium to the company’s closing price on August 31st. To ensure we have the appropriate level of liquidity over the next several years, the tender offer will be contingent upon, among other customary items, the successful replacement of our line of credit, which I’ll discuss momentarily. Additional details regarding the pricing and other terms will be provided upon formal commencement of the tender offer which we expect to happen tomorrow.

After the completion of the offer, we intend to repurchase shares over time in an opportunistic manner through open market purchases, and may also repurchase shares through private transactions, exchange offers, additional tender offers or other means. The amount and timing of such repurchases will be dependent on market conditions and other factors. The funding for share repurchases under the overall program and the tender offer will come from available cash, borrowings and incremental debt, and funds from ongoing business operations.

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QUESTIONS AND ANSWERS:

Operator: Your first question is from Thomas Allen with Morgan Stanley.

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Thomas Allen: Okay. A couple of more questions on the capital structure. Are you going to be willing to buy back stock during tax season going forward?

Greg Macfarlane, Chief Financial Officer: So, for now, the $1.5 billion tender offer is what we’ve outlined, and as we’ve said in the prepared remarks, we’re really just talking about the opportunistic path then, but the focus for now remains the tender offer.

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Operator: The next question is from Scott Schneeberger with Oppenheimer.

Scott Schneeberger: Thanks. Good afternoon, everyone, and congratulations.

Greg Macfarlane, Chief Financial Officer: Thanks, Scott.

Scott Schneeberger: I guess let’s start out, or Greg, the timeline for how the tender shares will open, will work. I understand that opens tomorrow. You’ll complete the new CLOC prior to the completion of the tender. What’s the timeline? How will this work to the extent you can help us think about that?

Greg Macfarlane, Chief Financial Officer: Yeah, just to be clear for everybody, when you announce a tender like we are today, there are very strict rules and what we can’t say so I’m going to have to be very factual here if that’s okay. And for future questions, please keep that in mind. We are intending to open up tomorrow, September the second. As we outlined in the presentation, it is contingent upon successfully closing the CLOC and the other customary conditions and we certainly point to the documents which will be available – really starting tomorrow morning would be our estimate – and then the plan is that it close on October the second, the tender in this case, contingent upon both the CLOC and these other requirements.

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Operator: The next question is from Kartik Mehta with Northcoast Research.

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Kartik Mehta: Okay. What about, I know you were going to use the CLOC obviously to buy back shares and do some off-season funding. But is there thought that after you do this initially, you’ll term out some of that debt? Or would you use the CLOC and then the cash you get in as the season ends to kind of manage the CLOC?

Greg Macfarlane, Chief Financial Officer: Yeah, we provided through the press release and today’s comments and guidance on how we think that we have initial incremental debt capacity on the balance sheet. We’re not at a point where we’re going to get more specific than that. I don’t think sort of buying back shares with sort of daily overnight money is the right sort of term structure to go with, but we feel very comfortable with the tender that we’ve announced with the contingency around the CLOC as well as other customary conditions that we’ll be able to fulfill the 1.5 billion tender offer.

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Operator: The next question is from George Tong with Piper Jaffray.

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George Tong: Could you provide some thoughts around just your general philosophy around how you’d like to stage your buyback program through 2019?

Bill Cobb, Chief Executive Officer: Well, the opening number we’re kind of coming out with – a big production, if you will – but, you know, again, I would go back to the facts here. The Board has authorized a $3.5 billion authorization through June of 2019 – that’s essentially four tax seasons. We will have a tender offer we will launch tomorrow, which we think is a great way to take immediate action. And then, from there, you know we’re not going to be – we have options in front of us – but I think what I would focus on is that we’re looking at this over that four-year timeframe.

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Operator: The next question is from Jeff Silber with BMO Capital Markets.

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Jeff Silber: And, then, again, sorry to ask this one, but the size of the share repurchase is much larger than most people had expected. I’m just curious, why $3.5 billion? Why not $2.5 billion or $4.5 billion? Why that amount?

Greg Macfarlane, Chief Financial Officer: Yeah, so this is one of those awkward questions because of the tender situation I’m not able to get into much detail. All I can tell you is that it was well considered and discussed with the Board and management and outside advisors. We felt it was the appropriate number.

Bill Cobb, Chief Executive Officer: Yeah, I was going to say the same thing. I mean, there was great deliberation given to this. Obviously, during the time when we were in the regulatory approval process, we couldn’t talk too much about it, but obviously, we spent a lot of time on that. And we had said consistently that upon closing of the transaction and us being deregistered, we would come out with our plan shortly thereafter and hopefully, we hit that marker.

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Information Regarding the Tender Offer

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation and offer to buy the company’s common stock will only be made pursuant to the Offer to Purchase, the Letter of Transmittal and the other offer materials that the company will send to its shareholders. Shareholders and investors are urged to read the company’s Tender Offer Statement on Schedule TO, the Offer to Purchase, the related Letter of Transmittal and the other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information, including various terms and conditions of the tender offer.

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Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the securities laws. Forward looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words or variation of words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “forecasts,” “targets,” “would,” “will,” “should,” “could” or “may” or other similar expressions. Forward-looking statements provide management’s current expectations or predictions of future conditions, events or results. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. They may include estimates of revenues, income, earnings per share, capital expenditures, dividends, liquidity, capital structure or other financial items, descriptions of management’s plans or objectives for future operations, products or services, or descriptions of assumptions underlying any of the above. All forward-looking statements speak only as of the date they are made and reflect the company’s good faith beliefs, assumptions and expectations, but they are not guarantees of future performance or events. Furthermore, the company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions, factors, or expectations, new information, data or methods, future events or other changes, except as required by law. By their nature, forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Factors that might cause such differences include, but are not limited to, a variety of economic, competitive and regulatory factors, many of which are beyond the company’s control and which are described in our Annual Report on Form 10-K for the fiscal year ended April 30, 2015 in the section entitled “Risk Factors,” as well as additional factors we may describe from time to time in other filings with the Securities and Exchange Commission. You should understand that it is not possible to predict or identify all such factors and, consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties. There can be no assurances regarding when or if the contemplated transactions described in this communication will occur, or the final terms and conditions of the various agreements involved with such transactions.

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